Exhibit 99.1

AKANDA CORP.

NOTICE OF RESOLUTION IN LIEU OF MEETING

NOTICE IS HEREBY GIVEN that, on June 23, 2022, pursuant to Section 104(1)(c) of the Business Corporations Act (Ontario), the holders of at least a majority of the common shares of Akanda Corp. (the "Corporation") passed an ordinary resolution (the "Written Resolution") replacing the board of directors of the Corporation (the "Board"). A copy of the full text of the Written Resolution is attached to this Notice as Schedule "A".

Description of the Written Resolution

Pursuant to the Written Resolution, the Board was replaced with the nominees of the shareholders signing the Written Resolution. Following the Written Resolution, the Board consists of: Tejinder Virk, Harvinder Singh, Mohsen Rahimi, Jatinder Dhaliwal and Katharyn Field.

Reasons for the Written Resolution

The shareholders signing the Written Resolution elected to pass the Written Resolution in lieu of a shareholder meeting to replace the Board with immediate effect.

DATED at Toronto, Ontario, Canada as of June 30, 2022.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) "Tejinder Virk"

Tejinder Virk, Chief Executive Officer

SCHEDULE "A"

RESOLUTION OF THE SHAREHOLDERS OF AKANDA CORP.

Passed as a written resolution of the shareholders pursuant to section 104(1)(c) of the Business Corporation Act (Ontario) (the "Act") dated as of June 23, 2022.

APPOINTMENT AND REMOVAL OF DIRECTORS

WHEREAS:

A.	The shareholders signing these resolutions represent in the aggregate 54.1% of the voting securities of the Corporation (the "Shareholders").

B.	Section 104(1)(c) of the Act permits the Corporation to adopt a resolution in writing signed by the holders of at least a majority of the shares entitled to vote, in lieu of a meeting of the Corporation’s shareholders.

C.	The Shareholders wish to remove the following existing directors of the Corporation:

Louisa Mojela

Philip van den Berg

Charles Kié

Gila Jones

Gugu Dinegaan

Bridget Baker

D.	The Shareholders wish to appoint the following new directors (the "New Directors"):

Katie Field

Harvinder Singh

Jatinder Dhaliwal

Mohsen Rahimi

E.	Section 122(1) of the Act allows the shareholders of the Corporation to remove, by ordinary resolution, any director or directors from office.

F.	Section 119(4) of the Act allows the shareholders of the Corporation to appoint, by ordinary resolution, directors to hold office for a term subject to the provisions of the Act.

G.	The New Directors are eligible to perform the duties of a director in accordance with the by-laws of the Corporation and the Act, and have provided their consent to act as directors of the Corporation.

BE RESOLVED THAT:

1.	The following current directors of the Corporation be and are hereby removed as directors of the Corporation effective immediately:

Louisa Mojela

Philip van den Berg

Charles Kié

Gila Jones

Gugu Dinegaan

Bridget Baker

2.	The following individuals be and are hereby appointed as directors of the Corporation effective immediately, to hold office until the close of the next annual meeting of the shareholders, until they resign or until a successor is elected:

Katie Field

Harvinder Singh

Jatinder Dhaliwal

Mohsen Rahimi

3.	The following individuals are confirmed to be the directors of the Corporation as of the date hereof:

Tejinder Virk

Katie Field

Harvinder Singh

Jatinder Dhaliwal

Mohsen Rahimi

4.	Any law firm appointed by the Corporation, or such other law firm as may be appointed solicitors, agents and legal representatives of the Corporation by the Board for purposes of signing and filing, where permitted, (electronically or otherwise) any notice or other document recording the change of directors in the province of Ontario and those jurisdictions designated by an officer or director of the Corporation.

5.	These resolutions may be signed in as many counterparts as may be necessary and delivered by electronic recorded means (including by electronic mail or DocuSign) and each of which so signed will be deemed to be an original and such copies together will constitute one and the same instrument.